Investor Presentation
Regarding the Allergan Special
Meeting Process
July 18, 2014

Filed by Valeant Pharmaceuticals International, Inc.
(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Allergan, Inc.
Commission File No.: 001-10269

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws.  These forward-looking statements include, but are not limited to, statements regarding Valeant offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans.
Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,”
“potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements.  These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the SEC and the Canadian Securities
Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference.  Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:
•
the ultimate outcome of the offer and the second-step merger, including the ultimate removal or the failure to render inapplicable the obstacles to consummation of the offer and the second-step merger described in the offer to exchange;
•
the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;
•
the effects of the proposed combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;
•
the effects of governmental regulation on our business or potential business combination transactions;
•
the ability to obtain regulatory approvals and meet other conditions to the offer, including the necessary stockholder approval, on a timely basis;
•
Valeant’s ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;
•
the impact of competition from other market participants;
•
the development and commercialization of new products;
•
the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;
•
our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and
•
the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.
All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement.  Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof.  Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

More Information
Note 1:  The guidance in this presentation is only effective as of the date given, April 22, 2014, and will not be updated or affirmed unless and until the Company publicly announces updated or affirmed guidance

Additional Information
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to the exchange offer which
Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on
June 18, 2014.  These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer.  In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24, 2014, Pershing Square has filed a definitive solicitation statement with the
SEC on July 11, 2014, and Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan)
may file one or more additional proxy statements or other documents with the SEC.  This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER
STATEMENT, REGISTRATION STATEMENT, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN
THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents (if and when available) filed with the SEC by Valeant and/or Pershing
Square through the web site maintained by the SEC at http://www.sec.gov.
Consent was not obtained or sought with respect to third party statements referenced in this presentation.
Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014.  Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or
Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square.  The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.
Non-GAAP Information
To supplement the financial measures prepared in accordance with generally accepted accounting principles (GAAP), the Company uses non-GAAP financial measures that exclude certain items. Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. By disclosing non-GAAP financial measures, management intends to provide investors with a meaningful, consistent comparison of the Company’s core operating results and trends for the periods presented. Non-GAAP financial measures are not prepared in accordance with
GAAP; therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. The Company has provided preliminary results and guidance that are non-
GAAP financial measures. The Company has not provided a reconciliation of these preliminary and forward-looking non-GAAP financial measures due to the difficulty in forecasting and quantifying the exact amount of the items excluded from the non-GAAP financial measures that will be included in the comparable
GAAP financial measures. Reconciliations of historical non-GAAP financials can be found at www.valeant.com

Agenda 4 I. Executive Summary II. Overview of Valeant III. Overview of the Transaction IV. Why a Special Meeting is Needed V. Conclusion VI. Appendix

I. EXECUTIVE SUMMARY 5

Allergan Stockholders Deserve to be Heard
Valeant’s offer is $72 in cash and 0.83 of a Valeant share providing Allergan stockholders a compelling premium of approximately 50% to the unaffected stock price, an implied LTM
EBITDA multiple of approximately 23x
(1)
, and an implied P/E multiple of 31x 2014 earnings
(2)
Valeant’s offer is the result of meetings with and direct feedback from most of Allergan’s major institutional stockholders
Allergan’s board has refused any engagement with Valeant, has adopted and is enforcing its non-stockholder friendly structural defenses, as recognized by many institutional investors along with ISS and Glass Lewis, acting to limit its stockholders’ rights, and is taking a
“scorched earth” approach, attacking Valeant’s business model and business performance with false and misleading information, and in turn hurting both Valeant and Allergan stockholders.
We believe Allergan stockholders should have a voice on both eliminating the non-stockholder friendly structural defenses of Allergan, along with evaluation of the Valeant offer, and that there are significant risks and uncertainties associated with Allergan continuing to delay.
If stockholders request Special Meeting, Allergan should call it immediately, and not delay for
120 days.
We are Asking for Your Support in Calling a Special Meeting

Based on Valeant share price of $121.71 as of close on 16 July 2014; Allergan unaffected share price of $116.63 as of 10 April 2014, the day before
Pershing Square crossed the 5% Schedule 13D ownership level
Capital IQ Thomson Estimates; FY2014 Allergan Median Consensus EPS estimate as at 16 July 2014
(1)
(2)
Note

Situation Overview (1/2)
Valeant’s offer is compelling and reflects direct feedback from Allergan stockholders
$72 in cash and 0.83 of a Valeant share ($172.50 per share as of July 14, 2014)
(1)
Based on Valeant’s current stock price, the offer represents a compelling approximate 50%
premium to Allergan’s unaffected share price of $116.63 on April 10, an implied LTM EBITDA multiple of 23x, and an implied P/E multiple of 31x 2014 earnings
(2)
With certainty of a transaction, we believe that Valeant stock will increase and hence, significantly increase the value of the offer
Pershing Square, Allergan’s largest stockholder with 9.7% of shares outstanding, supports the acquisition and has agreed to take all stock at a discount to allow Valeant to increase the value delivered to Allergan’s other stockholders, and demonstrates their belief in the value of our currency and the value of the combined company
Allergan’s board and management have repeatedly refused to engage in discussions with Valeant about a transaction and has worked to mislead stockholders about Valeant by releasing numerous false and misleading statements about the Valeant business and business model
Allergan’s board has not been stockholder friendly by taking actions to impede the rights of
Allergan stockholders and block them from voicing their perspectives on this offer, specifically by:
hiding behind onerous bylaws related to the mechanics of a special meeting, adopting a 10%
poison pill, failing to clarify solicitation rules until sued in a Delaware court, and ignoring stockholder proposals

Based on Valeant share price of $121.71 as of close on 16 July 2014
Capital IQ Thomson Estimates; FY2014 Allergan Median Consensus EPS estimate as at 16 July 2014
Note
(1)
(2)

Situation Overview (2/2)
We believe that calling a special meeting in the very near future is the only path to provide stockholders with the opportunity to provide meaningful input on this transaction in a timely manner in order to maximize the present value of the transaction without the uncertainty of waiting until the 2015 annual meeting
Special meeting is required to:
Revise current Allergan bylaws which significantly inhibits stockholders from exercising their right to call a special meeting due to a number of onerous requirements, including:
holding of shares, reporting all trades, and a 25% threshold, which is higher than the
10% requested by stockholders
Address the transaction in a timely manner: if left to an annual meeting, Allergan could delay the annual meeting out to the 3
rd
quarter of 2015; as it stands, Allergan can
already delay the special meeting to the fourth quarter this year, nine months after our initial offer
We are looking for support to call a special meeting in order to:
Give a voice to stockholders on Valeant's offer -- stockholders should not have to wait until the next annual meeting, which could be delayed to the third quarter of 2015.
Remove the majority of current Allergan board members to ensure better governance and engagement
Revise current Allergan bylaws which impede the rights of Allergan stockholders
Have the new board evaluate our offer for Allergan

II. OVERVIEW OF VALEANT 9

Valeant Operating Principles
Put patients and our customers first by maintaining the highest ethical standards in the industry
Select high-growth business segments (therapeutic areas and geographies) where the healthcare professional is still the primary decision maker
Maintain a bias toward durable products that are largely cash pay, or are reimbursed through private insurance
Focus our resources on bringing new products to the market (output), not R&D spend
(input)
Maintain a decentralized operating model to ensure decisions are made close to the customer
Focus our promotional spending on customer-facing activities
Measure all of our operating units on organic growth and cash flow generation
Require Internal Rates of Return (IRR) significantly above our cost of capital, coupled with short-term cash paybacks for all of our deals
Directly link senior management compensation to long-term stockholder returns
Ensure tight controls and rigorous compliance standards while avoiding overspending

Key Attributes of Valeant’s Business Model
Decentralized model delivers strong organic growth (averaged 7% Pro Forma organic growth since 2010)
Value added M&A with a history of maintaining or accelerating revenue growth for nearly all platform acquisitions
All deals targeting 20%+ IRRs and short payback periods
Bausch + Lomb organic growth accelerated from 4% (pre-acquisition) to 10%+
(post acquisition), predominately on volume
All other major platform deals experienced material acceleration in organic growth since acquisition
Commitment to innovation through output-driven R&D approach
Delivering 19 new product launches in 2014 (>350 if including BGx), on a disciplined R&D budget – more than the majority of our competitors and Allergan
Rich late-stage pipeline of 300+ assets driven by a balanced approach of internal product development, lifecycle management, BGx development, late-stage in-
licensing, and late-stage/pre-launch product acquisition
Attractive product and payor mix
85% durable products portfolio
75% cash/privately reimbursed

Focusing on R&D Output Rather than Input
Traditional Big Pharma input-driven
approach
Focus on shots on goal
Higher spend levels assumed to
generate more new products
Incentives linked to investment levels
High fixed cost/in-house model
All capabilities in-house
Staff for peak workloads
Valeant’s output focused approach
Focus on productivity – outputs
measured against inputs
Lower risk projects
Decentralization helps ensure right
products for right markets
Focus on line extensions and new
indications
Portfolio prioritization via rigorous,
unbiased peer scientific review
Leveraging industry capacity
Outsourcing commodity services
Staff for base needs, outsource for
peak workloads
With overall industry R&D
productivity steadily declining,
traditional bets on R&D are unlikely
to pay off

Valeant 2014 U.S. Launch Products –
Peak Sales of $1.3- $2.3 Billion
Product Description Source Est. peak sales ($M)
Bensal HP® Dermatitis, wound healing Partnered from SMG 25-75
Luzu®
Topical antifungal for athlete’s
foot
Medicis 50-75
Neotensil™
Topical product for under-eye
bags
Partnered from Living Proof 80-100
Obagi360™ System
Skincare kit for women in their
30’s
In-house 10-30
Retin-A Micro® .08% Topical treatment for acne In-house 20-30
Jublia®
Topical antifungal for
onychomycosis
In-house 300-800
Ideal Implants Breast implant Partnered from Ideal Implant 25-75
Hyaluronic acid for lips Small particle filler Medicis 20-30
Onexton™ Topical treatment for acne In-house 50-75
enVista™ inserter (lens) Further enhancements Bausch + Lomb 40-50
PureVision2
for Presbyopia
Daily contact lens Bausch + Lomb 20-30
Victus™ enhancements Multiple enhancements Bausch + Lomb 100-200
Ultra Silicone hydrogel monthly lens Bausch + Lomb 300-400
BioTrue® multifocal Daily contact lens Bausch + Lomb 60-80
Trulign™ expanded ranges
(lens)
Broader range of powers Bausch + Lomb 40-60
CeraVe® baby line OTC moisturizer In-house 15-20
Peroxiclear™
Peroxide based contact lens
solution
Bausch + Lomb 50-70
Ossix® Plus Dental membrane Partnered from Datum Dental 10-20
Onset® Dental analgesic Acquired from Onset 40-50
Total $1,255M-2,270M
Source: Valeant management estimates

™

Based on projected 2014 revenues excluding Aesthetic Injectables
1
Includes contact lens, surgical, aesthetic devices
Asia
Latin
America
Central &
Eastern
Europe/
Middle East/
Africa
United
States
Canada /
Australia
By Geography
By Business
47%
21%
11%
7%
7%
17%
19%
43%
17%
Devices
1
Gx/BGx
OTC /
Solutions
Rx
11%
Western
Europe
Emerging Markets = ~27%
Highly Diversified Business Portfolio

VALEANT
Pharmaceuticals International, Inc.

ELIDEL
Acanya Gel
XERESE
(Acyclovir and Hydrocortisone) Cream 5%/1%

Bio true
PureVision2

OBAGI
MEDICAL

SOLTA MEDICAL

NEOTENSIL

Wellbutrin XL
bupropion HCl
Xenazine
(tetrabenazine)

Arestin
minocycline HCl 1mg
MICROSPHERES
ez-white

CeraVe
PreserVision
Eye Vitamin & Mineral Supplement

VALEANT
Pharmaceuticals International, Inc.

Strong Growth Platforms
Developed Markets Emerging Markets
Derm Rx
Consumer
Eye Health
Dental
Latin America
Brazil
Mexico
EMEA
Russia/ CIS
Poland
Turkey
Middle East
Asia/South Africa
China
Vietnam
Indonesia
South Africa
Aesthetics
Neuro & Other

Firm Analyst Report Title Selected Broker Commentary
Aegis Raghuram
Selvaraju
“Jubilant over Jublia U.S. Approval”
Jun 9, 2014
“…regardless of whether VRX succeeds in acquiring AGN, the VRX business model remains valid and the firm can continue to drive growth near-term”
BMO Alex Arfaei “Will Likely Go the Distance with AGN;
But Should Gain More Support” Jun
10, 2014
“…we are surprised
by some of the arguments made in Allergan’s slide presentation. […] Given the stock’s reaction following Valeant’s offers, we believe most investors would disagree. We also disagree with
Allergan’s characterizations of Valeant’s business”
Cantor
Fitzgerald
Irina
Rivkind
Koffler
“We Like Standalone Business, with
AGN Upside; Maintain Buy, Increase
PT to $209” Jun 2, 2014
CIBC Stephanie
Price
“Growth On Steroids: Initiating
Coverage At Sector Outperformer”
May 8, 2014
“Valeant has a strong track record of creating value by acquiring firms with solid product portfolios and investing only in late-stage/low-risk R&D. Management has proven that M&A can lead to better returns than early stage R&D given Valeant's ability to strip out costs”
Guggenheim Louise
Chen
“1Q14 Beat and Raise Quarter
Underscores Earnings Power of
VRX's Business Model” May 8, 2014
“We remain positive on VRX because of the durable nature of its diversified business model. VRX reported strong sales growth and profitability across all regions.”
Jefferies David
Steinberg
“Disrupting the Specialty Pharma
Business Model; Assuming at Buy”
Apr 21, 2014
Investing community is highly supportive of Valeant business model and performance
~ 1,100% price adjusted increase in Valeant share price since 2008
(1)
~ 90% of analysts have a Buy or Overweight rating
(2)
Current price target $168 / share
(2)
Goldman Sachs, Allergan’s financial advisor, price target prior to offer was $164 / share
(3)
“We’re increasing our revenue and EPS estimates, and our 12-month target […] as we have greater confidence in the growth potential of the base business […]. For a company not known for focusing on R&D, it is worth noting a number of new product launches and pipeline products in attractive categories that could help organic growth down the road.” (4)
Street Highly Supportive of Valeant’s Business Model

Notes
(1)
(2)
(3)
(4)
“We don't think that Valeant promotionally starves its brands, but rather makes selective investments in highest value programs […] the roll-up strategy is difficult, and Valeant's execution know-how and experience
is an intangible asset that will continue to drive value”
“…an attribute that is often overlooked is product and geographic selection..
Valeant is ‘where others
aren't’. […] As such, we believe longer term organic growth may be more durable than perceived.”
Adjusted for Valeant / Biovail merger
Per Bloomberg 16 July 2014
Goldman Sachs Equity Research price target prior to initial proposal
Per Goldman Sachs Report, 28 February 2014

Despite Allergan Assertions our Model has Delivered Huge
Value for Our Stockholders

Total Return Analysis since 2008
(1)
(2)
1082%
212%
180%
88%
59%
45%
32%
Valeant Apple Allergan Google S&P 500
Index
Berkshire
Hathaway
Peer Group
Index
Notes
(1)
Total return analysis per Bloomberg based on a start date of 2 January 2008 to unaffected share prices of Valeant and Allergan as of
10 April 2014 the day before Pershing Square crossed the 5% schedule 13D ownership level
(2)
Peer Group per Valeant’s Company Filings (Actavis, Biogen, Perrigo, Mylan, Celgene, Gilead, Vertex, Amgen, Bristol Myers Squibb,
Forest, Shire, Allergan, Danaher, Eli Lilly). Peer Group  Index performance calculated as average of its constituents

Bausch + Lomb, a Blueprint for Allergan
History
Acquired B&L on August 6
th
2013
Have almost 1 year of operating performance to date
Owned by Warburg Pincus, who acquired the company in 2007
Prior to acquisition growth was ~4%
Valeant Acquisition
Initially identified $800M in cost synergies, which has since been upped to $900M (~60% of standalone company OPEX)
Applied Valeant’s decentralized operating model to centralized
Bausch + Lomb structure
Most cuts were from non-customer facing roles
Since acquisition growth has accelerated to double digits every quarter
In Q2 growth has accelerated to 12% through decentralized structure and continued investment in sales, marketing, and medical activities
Continue to fund all major R&D programs, which will drive continued
organic growth for years to come

BAUSCH + LOMB

See better. Live better.

ALLERGAN

VALEANT
Pharmaceuticals International, Inc.

Bausch + Lomb Was A More Complex Integration Than
Allergan Would Be
Number of
employees
13,000 11,400
Manufacturing
plants (primary)
14 6
Revenues in
North America
41% 66%
Revenues in
Emerging Markets
~25% ~17%
SKUs 200,000 Far fewer

Most Reductions (40%) Were to Bausch + Lomb’s Non-Customer Facing
Functions
B+L CEO
% Reduction
to B+L personnel
US Commercial
9%
Consolidated and leaned parallel commercial teams (Pharma, Surgical, Vision Care)
and large Commercial Operations staff (6%)
Reduced marketing management (3%)
Europe
19%
Consolidated commercial teams (10%)
Eliminated redundant regional HQ and country-level G&A (6%)
Consolidated country-level Ops and R&D (3%)
Latin America
33%
Consolidated commercial teams (14%)
Eliminated redundant G&A (10%)
Consolidated country-level functional leaders in Ops and R&D (9%)
Asia
6% Eliminated redundant G&A
Canada
14%
Consolidated commercial teams (10%)
Eliminated duplicate G&A and functional leaders (4%)
Global Supply
Chain
3%
Eliminated global infrastructure creating “one size fits all” policies and pushing all products to all markets
Global R&D +
Quality
23%
Eliminated high-risk projects, increased use of outsourcing, and eliminated redundant leadership in 3 parallel R&D organizations (17%)
Consolidated country-level personnel (6%)
Corporate
Center
Leaned Finance, IT, Legal, HR, Global Marketing and Corporate Communications
teams (60%)
Consolidated G&A from parallel global BUs (Pharma, Surgical, Vision Care) (6%)
66%
Actions taken

Bausch + Lomb Pipeline Update
Project Status/Development
Pharmaceuticals
Brimonidine
Recent completion of Phase 3 studies, planned NDA
submission
Lotemax Gel Next Gen Recent completion of positive Phase 3 study
Latanoprostene bunod Phase 3 enrollment complete
Mimetogen Awaiting analysis of Phase 2 data
Contact Lens
Ultra
Successful approval, US launch underway, Anticipated approval and launches of Ultra Toric and Multifocal lenses
Biotrue Approval of multifocal contact lens
Surgical
EnVista Toric IOL in Phase 3 development
Victus
US fragmentation approval and launch; improvements to
software and hardware
Trulign Development of expanded ranges
Stellaris PC New packs, retina products, and enhancements
Cirle Investment in surgical navigation system
Consumer
Peroxiclear Successful approval and launch
Soothe XP Re-launching product

Update on Bausch + Lomb Q2 Performance
(1)
• Consumer
• RX Pharma
• Surgical
• Contact Lens
• Generics
Emerging Markets
Other Developed Markets
Organic Growth:
Q2 2014/Q2 2013

14%
8%
14%
United States
12%
17%
12%
38%
3%
Country/Region
Notes
(1)
Total 12%
~90% of growth in the U.S. was from volume
Preliminary Estimates
>90% of the growth on a global basis was from volume

Bausch + Lomb Performance Acquisition through Q2
2014
(1)
• Consumer
• RX Pharma
• Surgical
• Contact Lens
• Generics
Emerging Markets
Other Developed Markets
Organic Growth
since acquisition

13%
10%
13%
United States
12%
11%
11%
12%
29%
Country/Region
Notes
(1)
Total 11%
~90% of growth in the U.S. was from volume
Preliminary Estimates
>90% of the growth on a global basis was from volume

III. COMPELLING STRATEGIC AND FINANCIAL TRANSACTION FOR ALLERGAN STOCKHOLDERS 24

Compelling Strategic & Financial Transaction for Allergan Stockholders
Significant immediate value to Allergan stockholders
Each Allergan share receives $72 in cash and 0.83 Valeant shares
Approximate 50% premium to the unaffected stock price, an implied EBITDA multiple of approximately 23x
(1)
,
and an implied P/E multiple of 31x 2014 earnings
(2)
Allergan ownership of 44% of pro forma entity
Open to providing a contingent value right for DARPin in a negotiated transaction
We believe that the Valeant stock price, and value of the offer, will increase as certainty of transaction increases
Sustainable long-term value to stockholders
Unrivaled portfolio in Ophthalmology, Dermatology, Aesthetics, and Neurology
Robust combined company product pipeline
Valeant strength in emerging markets to drive future growth, as seen in Bausch & Lomb
$2.7B+ in annual operating cost synergies and additional significant revenue and tax synergies, supporting meaningful earnings accretion
Valeant intends to initiate $0.20 / share annual dividend – equal to current Allergan dividend
Allergan’s largest stockholder, Pershing Square, has elected to take all stock – at a substantial discount based on current prices
Pershing Square is confident in our currency and the value of the combined entity
Allows Valeant to offer more cash to Allergan stockholders
Other than the antitakeover devices that can be removed by the Allergan board, no substantive hurdles to closing
No financing contingency; committed financing in place
Divested aesthetics business
Valeant will accept antitrust risk
Flexible with any and all social issues
All other conditions are customary and should easily be satisfied

Note
Based on Valeant share price of $121.71 as of close on 16 July 2014; Allergan unaffected share price of $116.63 as of 10 April 2014, the day before Pershing Square crossed the 5% Schedule 13D ownership level
Capital IQ Thomson Estimates; FY2014 Allergan Median Consensus EPS estimate as at 16 July 2014
(1)
(2)

SOLODYN
Atralin
Acanya Gel
LUZU
Bensal HP
Xerese
Zyclara
Hylatopic Plus
ELIDEL
JUBLIA
Aurstat
Locoid Lotion
fraxel
RENOVA
OBAGI MEDICAL
RETIN-A MICRO
TAZORAC (tazarotene) Cream and Gel 0.1%
Aczone
Botox Botulinum Toxin Type A
Juvéderm
SkinMedica
Latisse
Natrelle
PROLENSA (bromfenac ophthalmic solution) 0.07%
enVista
Bausch&Lomb Stellaris
PureVision2
TRULIGN
Crystalens
Besivance
BEPREVE
Restasis Cyclosporine Ophthalmic Emulsion 0.05%
Combigan
LUMIGAN 0.01%
Alphagan P
COLD-FX
Bio true
Ocuvite
ReNu
PreserVision Eye Vitamin & Mineral Supplement
PURPOSE
Alaway Antihistamine Eye Drops
CeraVe
Refresh
Wellbutrin XL
Xenazine
zelapar
Botox Botulinum Toxin Type A
Artelac
PureVision
PROBIOTICA
AntiGrippin
inova pharmaceuticals
DUROMINE
tecnofarma
ReNu
Tandene
Botox Botulinum Toxin Type A
Juvéderm
Natrelle

VALEANT
Pharmaceuticals International, Inc.

Valeant + Allergan –
A Perfect Strategic Combination
Dermatology &
Aesthetics
Ophthalmology Consumer
Neuro. &
Urology
Emerging markets
Combined company with 14 late stage pipeline programs with $4B+ in potential annual peak sales
Note
(1)
are approximated
Therapeutic area revenue estimates exclude revenue from emerging markets. Revenue estimates

PROLENSA, Restasis, Combigan, Stellaris, enVista, Victus, Trulign, Crystalens, SofLens, PureVision, Besivance, Bepreve

Solodyn, Atralin, Acanya Gel, Xerese, Luzu, Bensal HP, Elidel, Aczone, Hylatopic Plus, Tazorac, Jublia, Aurstat, Locoid Lotion, Zyclara

Botox, Juvéderm, Latisse, Obagi Medical, SkinMedica, Neotensil, Natrelle, ideal, fraxel, liposonix, Renova, clear + brilliant, thermage, Vitrase

COLD-FX, Bio true, Invisible Zinc, CeraVe, Refresh, PreserVision, Purpose, Ocuvite, Caladryl, ReNu, Alaway

Botox, Wellbutrin XL, Arestin, Xenazine, Virazole, zelapar, Onpharma, Ossix Plus

Artelac, PureVision, Bedoyecta, Probiotica, AntiGrippin, inova pharmaceuticals, tecnofarma, ReNu, Duromine

VALEANT Pharmaceuticals International, Inc.

Valeant + Allergan, an Unrivaled Platform for Growth and
Value Creation in Healthcare
(1)
Note
(1)
Valeant +Allergan
2014E rev
5 year market
growth rate
Source: IMS, EvaluatePharma

Therapeutic area revenue estimates exclude revenue from emerging markets. Revenue estimates are approximated
Ophthalmology Dermatology Rx
Aesthetics
Consumer
Neurology/Dental/Other
Emerging Markets
$3.8B 6-7% $1.5B 6-7% $2.1B 11-12%
$1.3B
6-7%
$2.8B 4-6% $3.8B
10-13%

Valeant Allergan Benefits of Valeant Model
Emerging
Market (“EM”)
Focus
Significant EM presence with field
sales force to drive growth
Strong branded generics / OTC
portfolio with 55% annual growth
in EM
Continue to utilize distributors in
some markets
11% annual growth in EM
Ability to leverage direct EM sales
force to sell branded generics
Commercial
Direct customer-facing promotion
(70% total headcount)
Heavy investment in marketing Clear ROI and value of dollars spent
Organization
Decentralized, local,  empowered
business owners (SG&A equal to
22% of sales in 2013)
Rapid-decision making at local /
customer level
Centralized, global & regional
organizations
Heavy corporate focus and spend
(SG&A equal to 38% of sales in
2013)
“Gold-plated” approach
Quicker, better-informed decisions
made close to the customer
Small, lean and focused corporate
center
Capital
Allocation
Low risk, in-line and late-stage
assets
Strict price discipline
History of successful M&A
Higher-risk, earlier-stage assets
Less sensitive to price paid
Mixed M&A track-record
Higher returns on capital and
faster paybacks
Easier to understand success and
track record
R&D
Low-risk, late-stage projects (line-
extensions)
Robust pipeline from internal &
external sources
2 – 3% of revenue
Early-stage, risky programs
(limited success; 35 failures since
1998)
Similar emphasis on line-
extensions but at ~4-5x the cost
Low-risk investments (eliminates
risky early stage research)
Focus on outputs
Operating Model Differences Create Opportunity for Synergies

Opportunity to Drive Significant Value From Synergies …
Annual cost synergy opportunity of $2.7 billion + tax + revenue synergy
Value Source of Synergy
SG&A Synergies
~$1,800 million
(40% reduction of
combined SG&A)
Rationalize US & Corporate HQ
Eliminate regional HQ
Decentralize organization by eliminating unnecessary global functions
Reduce duplicate external spend
Align to Valeant advertising and promotion model and spend
Maintain strong field force presence
R&D Cost
Synergy
~$900 million
(69% reduction of
combined R&D)
Apply Valeant approach to on-going R&D
Focus on output not input
Target low-risk projects
Continue high-probability programs such as line extensions
Continue to in-license late stage/launch products (e.g. Emerade,
Neotensil, Luzu)
Rationalize core R+D infrastructure
Tax Synergy
Revenue Synergy
Valeant has a proven track record in achieving or surpassing announced synergies

Combined high single-digit tax rate
Acceleration of Allergan in emerging markets
Acceleration of Allergan OTC
Acceleration of Valeant Aesthetic assets ex-US
Additional product growth opportunities

+$72
per
share
in cash
Allergan Stockholders
Assumes reinvestment of $72 in Valeant stock at $117.75 share price as of June 16th close
Based on mid-point of guidance
… Which Supports Significant Earnings Accretion for Both
Sets of Stockholders, and …
(1)

$5.68 (2) $5.68 (2)
$8.68 (2)
$9.00
$15.65
$10.85
Allergan based on .83
exchange
Allergan based on .83
exchange and reinvesting
cash in VRX
Valeant stockholder
2014 Pro Forma 2014
58%
Accretion
176%
Accretion
25%
Accretion
(1)
(2)
Notes

X = +  =
X = + =
X = + =

VALEANT
Pharmaceuticals International, Inc.

This value is for illustrative purposes only and is not a prediction of a future trading price; the actual future trading price may be higher or lower
Pro Forma 2014 EPS = $10.85; Management estimate, Valeant June 2    presentation
Illustrative, based on blended Unaffected 2014 P / E Multiple = 16.8x; Management estimate, Valeant May 28th presentation
Exchange
Ratio
Valeant
Stock
Price
.83
$122
Per Share Cash
Consideration
Per Share
Equity
Consideration
Total
$72 $101 $173
$10.85
(2)
x 16.8x P / E
(3)
= $182 per share
Current
“See
Through”
Value
.83
$182
$72 $151 $223
Indicative
Trading
Value
(1)
Valeant Closing Price July 16, 2014
… A Compelling Valuation for Allergan Stockholders, that …

Equity Consideration
Calculation
(1)
(2)
Notes
(3)
nd

Implied Standalone Allergan 2015 P / E Multiples
Pre-Bid EPS
(3)
Post-Bid EPS
(4)
$116.63 as of 10 April 2014, the day before Pershing Square crossed the 5% Schedule 13D ownership level
This value is for illustrative purposes only and is not a prediction of a future trading price; the actual future trading price may be higher or lower
Capital IQ Thomson Estimates; FY2015 Allergan Median Consensus EPS estimate as at 10 April 2014 ~$6.21
Capital IQ Thomson Estimates; FY2015 Allergan Median Consensus EPS estimate as at 16 July 2014 ~$6.94
+91%

(1)
(2)
Allergan Unaffected
Stock Price
Current "See Through"
Value
Indicative
Trading Value
+48%
18.8x
16.8x
27.9x
24.9x
36.0x
32.2x
… Represents a Significant Premium to Allergan’s
Unaffected Trading Levels, and …
(1)
(2)
Notes
(3)
(4)
$117
$173
$223

91%
48%
26%

30.3x
22.9x
15.0x

VALEANT
Pharmaceuticals International, Inc.

… Compares Favorably to Precedent M&A Transactions …
Notes
Premium to Unaffected Trading Price
AV / LTM EBITDA Acquisition
Multiples
(4)
(4)

Thomson Reuters Database. Median premium paid to target’s unaffected trading price 1-day prior to announcement or event. Based on transactions announced in last 12 months, where transaction value was above $1Bn and cash was included in the deal
This value is for illustrative purposes only and is not a prediction of a future trading price; the actual future trading price may be higher or lower
Based on selected pharmaceutical M&A transactions over $15Bn in the last 10 years: Actavis / Forest Laboratories, Abbvie / Shire, Sanofi-Aventis / Genzyme, Bayer /
Schering, Merck / Schering-Plough and Pfizer / Wyeth. Data sourced from Company filings and FactSet as of 16 July 2014. Implied aggregate value / LTM EBITDA are based on unaffected prices and pro forma for announced acquisitions”
Allergan 31 March 2014 LTM EBITDA of $2.259Bn per company filings; defined as non-GAAP operating income plus depreciation; net debt & MI per 31 March 2014 AGN company filings.
This value is for illustrative purposes only and is not a prediction of a future trading price; the actual future trading price may be higher or lower
(1)
(2)
(3)
(4)
(5)
(1)
(2)
(3)
Median Premium
Paid in US M&A
Transactions
During Last
Twelve Months
($1Bn and Higher)
Based on
Current "See Through
Value"
Based on
Indicative
Trading Value
Based on
Current "See
Through Value"
Based on Indicative
Trading Value
Median for
Precedent Selected
Pharmaceutical
Transactions

Indicative Trading Value AGN
(1)
- $223 per share
Current “See Through” Value AGN - $173 per share
(2) (6)
(5)
… As Well As Other Pricing Reference Points …
(3)
Trading Reference Points
Price Targets From
Allergan’s Advisers
(9)
(4)
(8)

$125
$132
$117
$131
$126
$127
$125
$130
Goldman Sachs
Price Target Prior to
Valeant's Offer
BAML Price
Target Prior to
Valeant's Offer
AGN Unaffected
Share Price
AGN Unaffected
All-Time Trading High
Illustrative AGN
Price Adjusted for
S&P 500 Return
Illustrative AGN Price
Adjusted for Proxy
Peers Return
Illustrative AGN Price
Adjusted for S&P 1500
Pharmaceuticals
Index Return
Illustrative AGN Price
Adjusted for Street
Revised 2015 EPS
Notes
(1)
(2)
(3)
(4)
(5)
(6)
(7)
(8)
(9)
This value is for illustrative purposes only and is not a prediction of a future trading price; the actual future trading price may be higher or lower
Goldman Sachs Equity Research price target prior to initial proposal
BAML Equity Research price target prior to initial proposal
Unaffected share prices as of 10 April 2014, the day before Pershing Square crossed the 5% schedule 13D ownership level
Per Bloomberg; 19 March 2014
Allergan share price on 10 April 2014 adjusted for S&P 500 performance through to 16 July 2014
Allergan share price on 10 April 2014 through to 16 July 2014 adjusted for peers from Allergan proxy statement dated 26 March 2014. Proxy peers exclude Forest Laboratories due to acquisition of Actavis on 1 July 2014
Allergan share price on 10 April 2014 adjusted for S&P 1500 Pharmaceuticals Index performance through to 16 July 2014
Pre-bid P / E multiple calculated using Capital IQ Thomson estimates as of 10 April 2014 applied to current Capital IQ EPS estimates as of 16 July 2014 to derive implied Allergan price
(7)

IV. WHY A SPECIAL MEETING IS NEEDED 35

In April, Valeant made a public acquisition proposal to buy Allergan for $48.30 in cash and 0.83 of a Valeant share for each Allergan share, representing a substantial premium over Allergan’s unaffected stock price
Valeant met with most of Allergan’s major institutional stockholders
Based on feedback received from Allergan stockholders, Valeant revised its offer to $58.30 in cash, representing an increase of $10, or approximately 21%, of cash consideration, and 0.83 of a Valeant share
Pershing Square engaged further with several of Allergan’s largest stockholders and received feedback that if
Valeant raised its offer to $180 in value per share (based on the trading price at that time of Valeant stock), they would be supportive of the transaction
Valeant subsequently launched an exchange offer to take the bid to Allergan stockholders – due to the structural defenses adopted by Allergan’s incumbent board, stockholders are unable to exchange their shares
Allergan remains unwilling to engage in discussions about the benefits of a proposed combination – as a result,
Valeant and Pershing Square have decided to put the decision directly in the hands of Allergan stockholders
Valeant Has Presented a Compelling Offer – Allergan Has
Refused to Engage or Allow Stockholders a Voice

Note
(1)
(2)
Based on this further feedback, Valeant and Pershing Square restructured their arrangement to materially increase the value and cash component to Allergan’s non-affiliated stockholders
In response, Valeant’s board approved raising the offer to $72.00 in cash and 0.83 Valeant shares an approximate 50% premium to the unaffected stock price, an implied EBITDA multiple of approximately 23x
(1)
,
and an implied P/E multiple of 31x 2014 earnings
(2)
Based on Valeant share price of $121.71 as of close on 16 July 2014; Allergan unaffected share price of $116.63 as of 10 April 2014, the day before Pershing Square crossed the 5% Schedule 13D ownership level
Capital IQ Thomson Estimates; FY2014 Allergan Median Consensus EPS estimate as at 16 July 2014

May 13: Pershing Square
attempts to have a discussion with
Mr. Pyott regarding the rejection
of the Valeant proposal; Mr. Pyott
does not respond to substantive
questions and refuses a request
for a call between Pershing
Square and independent directors
Feb 10–14: Mr. Pyott conducted sessions with
research analysts where he made statements
indicating that Allergan and its stockholders were not
interested in a combination with Valeant
May 12: Despite
having no
substantive
discussions with
Valeant or its
advisors, Allergan’s
board rejects the
acquisition proposal
April 23-24: Allergan refuses Pershing Square’s
request for a call with Michael Gallagher, Allergan’s
Lead Independent Director, and instead provides a
call with Mr. Gallagher, Mr. Pyott and other Allergan
executives; during the call, Mr. Gallagher refuses a
request for a call without Allergan management
present
April 21: Pershing Square
announces its 9.7% position
in Allergan, making it
Allergan’s largest
stockholder, and Valeant
announces its acquisition
proposal; within hours,
Allergan adopts a poison pill
with a 10% ownership trigger
Timeline of Valeant’s Efforts and Allergan’s Responses
Feb 6: After outreach
by Mr. Pearson, Mr.
Pyott agreed to meet
to discuss a potential
combination of
Allergan and Valeant
May 29: At the Sanford C.
Bernstein Strategic Decisions
Conference in NYC, several of
Allergan’s largest stockholders
expressed to Pershing Square
their support for a merger between
Allergan and Valeant, particularly
if the offer increased to $180 in
value per share
May 27: Despite having conducted no thorough
due diligence on Valeant, Allergan’s
management makes a public presentation
criticizing Valeant’s business model and team;
many of the assertions contained in the
presentation are factually incorrect
May 30: In response to
Allergan stockholders’
feedback, Valeant
increases its bid by [23]%;
in connection with the
increase, Pershing Square
agrees to the restructuring
of its agreement (including
taking less consideration
and all stock)
June 10: After announcing
publicly on May 27 that
Allergan would likely not be
willing to negotiate with
Valeant, Allergan rejects
Valeant’s revised proposal
(and, on June 24, the
subsequently announced
exchange offer)
June 13: Pershing
Square is forced to
pursue litigation after
Allergan refuses to
clarify that
stockholders
attempting to exercise
their special meeting
right will not trigger
Allergan’s poison pill
June 27: Allergan
settles the Pershing
Square suit,
acknowledging that
stockholders attempting
to exercise their right to
call a special meeting
will not trigger the
poison pill
Based on Historical Conduct, in the Absence of a Stockholder Forum Allergan’s Incumbent Board is Unlikely to Engage
2012: Mike
Pearson of Valeant
approached David
Pyott of Allergan,
regarding a
potential
combination
transaction; Mr.
Pyott indicated the
Allergan board was
not interested at
the time
Note
Other than the 2012 discussions, all events above occurred in 2014

Subsequent to the sessions, Sanford Bernstein
and Bank of America Merrill Lynch (subsequently
engaged as an advisor to Allergan) published
reports including Mr. Pyott’s statements
These statements preempted the meeting
between Mr. Pyott and Mr. Pearson, and it was
cancelled

Allergan’s Board Has Been Focused on Obstructing
Stockholder Input Rather than Constructively Engaging
Since Valeant's initial proposal, the Allergan board has responded by adopting structural defenses, limiting stockholder rights and refusing to engage, including:
Immediately adopting a poison pill with a 10% trigger threshold, which prevents stockholders from taking advantage of our exchange offer
Quick to “clarify” that stockholders can remove but not replace directors at a special meeting, but did not
“clarify” that stockholders’ attempts to call a special meeting would not trigger the poison pill until litigation was pursued
Attacking Valeant’s business model and business performance, the value of our currency and the capabilities of our leadership team, with assertions that have been proven factually incorrect
Deferring all matters of the Valeant offer to the Chairman & CEO as the sole point of contact with Valeant and Pershing Square – this is the same executive who the majority of Allergan stockholders voted to strip of the Chairman role
Allergan ignored its own guidelines by refusing to allow many stockholders to meet separately with Mr.
Gallagher– the same director they appointed to discuss the transaction and against whom one-third of
Allergan stockholders voted against, and ISS and Glass Lewis recommended against in 2014
Refusing to engage in any discussions related to our offer and attacked our business model and business performance without any due diligence on our business
Lobbying government officials and physicians against the deal
1
2
3
4
5
6
7

Allergan Management Approach
Refusing to evaluate our offer
Has attacked our business model without any factual basis
Has not done any direct due diligence with Valeant, whose stock constitutes a majority of its offer
Has made false and misleading statements about our business model and business performance
Proposing an implausible standalone plan
Allergan's plan is in direct response to Valeant's offer and lacks credibility
Provided a plan for future cost containment
Have no track record of cost reduction
Continue to raise future earnings estimates:
Q4 2013 earnings call: “
growth of between 12% and 15%, which is
consistent with our aspiration of mid-teens EPS growth.”
May 2014 special call: “
…[we believe] we can achieve EPS growth of 20%
on a compound annual basis over the next five years.”
Allergan has now suggested they will further revise guidance

Allergan is Making False and Misleading Statements
Allergan Assertions:

Top 10 markets: China, Brazil, Russia, India, Mexico, Poland, Turkey, Venezuela, Saudi Arabia, and Indonesia
13 of the top 15 Valeant products are growing
9 of the 15 are growing by volume
“Emerging market growth
in smaller countries with
less revenue potential”
“Bausch & Lomb’s outlook
is poor”
“Valeant model leads to
rapid organic sales
decline”
Bausch & Lomb continues to grow 10%+ year over year
Growth predominately from volume, not price
Valeant has direct presence in 9 of the top 10 emerging
markets , and sales in all 10 markets
Over $200M in sales in 2014 for 5 of the top 6 markets
(China, Brazil, Russia, Mexico, and Poland)
Delivering double-digit organic revenue growth in 7 of the 9 markets, and over 10% organic growth in aggregate across
these markets
“
acquisition (CAGR year of acquisition through 2013)
Coria: 27%, Dow: 12%, Aton: 33%, Pharmaswiss: 5%,
Sanitas: 5%, OraPharma: 9%, Medicis: 4%, Bausch &
Lomb 12% (growth through Q2 2014)
Valeant has averaged ~7% pro forma organic growth since
2010
In Q1 2014, quarter over comparable quarter in Q1 2013
Facts:
“Anemic growth driven
by what we believe are
unsustainable price
increases - not volume”
(1)
Notes
All platform acquisitions growth has accelerated post
1

ALLERGAN

VALEANT

VALEANT
Pharmaceuticals International, Inc.

Allergan vs. Valeant governance comparison
ISS Quick Score

Overall
• Board
• Shareholder Rights
• Compensation
• Audit
• 10
• 9
• 3
• 1
• 3
• 6
• 1
• 1
8 2
Source: Yahoo Finance, ISS
Note: the lower scores are better ratings, (1: best, 10: worst)

Allergan’s Board is Not Functionally Independent
Michael Gallagher is not an effective Lead Director
Longest-standing non-management director on the board,
having joined in 1998 (shortly after Mr. Pyott joined)
Received 33% withhold votes from Allergan stockholders at
the 2014 Annual Meeting
Limited scope of his lead director role was only enhanced in reaction to stockholder pressure
Refused interactions with Pershing Square, Allergan’s largest stockholder, without Mr. Pyott present, which we have been
told has been the case for many AGN stockholders
ISS and Glass Lewis recommended against  Mr. Gallagher in
2014 given the board's failure to fully implement a stockholder proposal that received majority support at the company's
2013 annual meeting.
Allergan’s Board Structure Provides a Poor Check on Management Interests
Long-serving CEO David Pyott dominates the current
board in his role as Chairman
Joined in 1998 – his 16-year tenure is longer than any
other director on the board
Stockholders voted to remove him from the Chairman
role at Allergan’s 2014 annual meeting, but he still
retains his Chairman position
Mr. Pyott’s compensation in the past two years alone
is comparable to the amount he would receive in a
deal
Used his role as Chairman to lead all matters relating
to Valeant’s proposal
The Compensation Committee, under the leadership of Mr. Gallagher as Chairman, has designed a compensation structure that enables Mr. Pyott to remain highly compensated regardless of value creation for Allergan stockholders
Overwhelming majority of Mr. Pyott’s compensation is delivered via a long-term incentive plan that is benchmarked to the 75th percentile of a peer
group,
nearly half of which is comprised of companies that are more than 2x
Allergan’s market cap
Mr. Pyott’s long-term incentive award is not subject to any performance metrics and will deliver value to Mr.
Pyott as long as there is any share price increase, even if Allergan underperforms peers
In 2012 the Compensation Committee used its discretion to grant a one-time, non-performance based “retention grant” to Mr.
Pyott,
who had been in his role for 14 years at the time, valued at $9.2 million
A portion of compensation is directly tied to the level of R&D spend, more spending leads to higher pay irrespective of the return on investment
Illustrative Example:  Lack of Effective, Independent Oversight of CEO Compensation

Responsiveness to Stockholder Pressure

VALEANT
Pharmaceuticals International, Inc.

Allergan’s Board Has History of Not Reacting Without
Direct Stockholder Pressure
Board
Declassification
2011:  Stockholder proposal sought
declassification of the board
2011: Allergan sought no action relief from the SEC
and reacted by declassifying the board
Lead
Independent
Director
2014: Allergan’s lead independent director
role  was described by a proxy advisor as
“not sufficiently robust to provide an
effective counterbalance” to Mr. Pyott 1
2014: Allergan’s board purports to have expanded
the role in response to stockholder pressure,
although Mr. Pyott appears to continue to dominate
the board
Stockholder
Ability to Call a
Special Meeting
2012: Majority supported stockholder
proposal to establish the right for holders of
10% of stock to call a special meeting
2013: Allergan submitted a charter amendment to
provide holders of 25% of Allergan’s stock the right to
call special meetings
The board unilaterally
imposed onerous
information and procedural bylaw requirements
without reasonable disclosure that make it difficult
for stockholders to exercise this right
Stockholder
Action by
Written Consent
2013: Majority supported stockholder
proposal to establish the right to act by
written consent
2014: Allergan submitted charter amendment to
provide stockholders the right to act by written
consent, but again
unilaterally imposed onerous
information and procedural requirements without
reasonable disclosure making it difficult to exercise
this right
Separation of
Chairman / CEO
2014: Majority supported stockholder
proposal to split the Chairman and CEO
roles of Mr. Pyott
Present: Allergan’s board has taken no action to
date in response to this majority supported proposal
Engaging with
Valeant
Present: Based on our conversations,
Allergan  stockholders are interested in
Allergan having constructive dialogue
with Valeant
Present: Allergan’s board continues to reject
requests for substantive discussions
Partially
Ignored
Reactive
Ignoring
Allergan Stockholder Views Allergan’s Response
Note
(1)

From 2014 ISS report on Allergan

| | | |
|---|---|---|
| | "Going back to SG&A leverage, we've always stated that **our target** in the midterm is the **mid-30s,** so I'd **reiterate that**. And clearly, this is not by cutting. It just means the rate of increase for SG&A is lower than the rate of sales growth."<br>David Pyott, Allergan Chairman and CEO; Q4 2013 Earnings Call | "We've always said we thought we would get it down into the mid-30s. Now we're **really cranking this** in terms of leverage. And by the end of this period, it will get to the **mid- to the high-20s**."<br>David Pyott, Allergan Chairman and CEO; May 12, 2014 Special Call<br>"… we heard from our investors **"you need to do some more"** and now we're going **take a deep look** and see where we can do **some trimming** ourselves and raise the value we offer to our stockholders even further"<br>David Pyott appearing on CNBC on July 9, 2014 at approximately 6:40 p.m. Eastern Time |
| | "Regarding the full year 2014, Allergan estimates… **growth** of between **12% and 15%**, which is **consistent** with our **aspiration of mid-teens EPS growth**."<br>David Pyott, Allergan Chairman and CEO; Q4 2013 Earnings Call | "For the year 2015, we expect to **generate double-digit revenue growth** and **EPS growth** in the range of **20% to 25%** from 2014 guidance. **Beyond 2015**, we believe we'll grow revenue at the **double digits** and now think, given the critical mass that we built over the last several years, we can **achieve EPS growth of 20% on a compound annual basis over the next 5 years.**"<br>David Pyott, Allergan Chairman and CEO; May 12, 2014 Special Call |
| | "On share repurchase, over a long period of time, **our goal** has **been to hold the share count roughly flat**. We'll go up and down at the margin quarter-to-quarter, so the treasury is on the other side, if you like, of the dilution caused by employees appropriately exercising their stock options."<br>David Pyott, Allergan Chairman and CEO; Q4 2013 Earnings Call | "And of course, that's a fine balancing act between retaining firepower to do acquisitions; and then if, for whatever reason, you end up with too much cash because that hasn't occurred, then, obviously, **there is the other option** of engaging in some form of **return of cash to shareholders**."<br>David Pyott, Allergan Chairman and CEO; Q1 2014 Earnings Call |
| | "….coming back to the whole M&A question… Now clearly, when I'm being asked many times about what is our order of use of very strong cash flows … **Always, it will be to acquire new technology**, whether it be licenses, a good example of that would have been Vicept for rosacea, even bigger one in terms of monetary outlay, DARPin. And then, of course, bringing the products in and spending R&D on it"<br>David Pyott, Allergan Chairman and CEO; Q4 2013 Earnings Call | "I've **sat down** with **our stockholders** today they've said **"ideally**, the best thing we would like from you **on our wish list is go out and do a strategic acquisition** that makes sense and **creates even more value"**<br>David Pyott appearing on CNBC on July 9, 2014 at approximately 6:40 p.m. Eastern Time |

VALEANT
Pharmaceuticals International, Inc.

Allergan has No Experience with Major Restructuring Programs or Large Scale Acquisitions
Recent Allergan Statements Lack Credibility

Prior to Valeant Offer Following Valeant Offer
Cost Cutting
EPS Growth
Share
Repurchases
M&A

Allergan’s Poor Business Development Track Record
Inamed, March 2006, $3.3Bn
Obesity business sold off for less than 1x sales and an ~80% write-off of book value
Breast aesthetics business has slowed and sales have fallen below expectations
Esprit Pharma, October 2007, $371MM
Peak sales fell ~80% short of expectations
Resulted in write-off of 99.6% of purchase price
DARPin, May 2011, $420MM (including milestones)
Phase III trial delayed, and no formal timeline for Phase III trial has been provided
MAP Pharmaceuticals, March 2013, $871MM
Lead product Levadex has been delayed three times and now is not expected to launch until 2015
Since MAP acquisition have acquired an additional company in an attempt to fix ongoing CMC issues

Allergan stockholders should have the right to assert their
views on the Valeant offer
The existence of a poison pill makes it impossible for
Allergan stockholders to take advantage of our exchange
offer
This right was only adopted after stockholder pressure
Made charter unclear if calling a meeting could trigger
Poison Pill (Valeant and Pershing Square were forced to
litigate to clarify)
Developed onerous process which provides significant
inconvenience and burden to Allergan stockholders
Pershing Square is seeking the support of at least 15.3% of
non-affiliated Allergan stockholders to exercise their right to call a special meeting
The special meeting will provide a forum for
Allergan stockholders to deliver a clear
message regarding their views on the
Valeant proposal and the conduct of
Allergan’s board
Allergan stockholders will be able to vote on
proposals related to the following:
Removal of 6 of 9 of the incumbent
directors of Allergan
Recommendation of a slate of new
independent directors
Encourage the independent board to
engage in discussions with Valeant
Other positive governance changes,
removing impediments to stockholder
action
A Special Meeting Will Provide Allergan Stockholders With
a Meaningful Voice
“The ability to request a special stockholder meeting gives our stockholders a powerful means to consider and approve stockholder-sponsored action and timely effect changes….” -
Allergan Proxy for the 2014 Annual Meeting, Filed 3/26/2014

Stockholders should not have to wait for the next annual
meeting, which could be delayed to the third quarter of
2015. The Special Meeting should be called promptly, and
not delayed for 120 days
Allergan’s charter provides stockholders holding 25% of
the stock with the right to call a special meeting
Valeant believes that Allergan
stockholder support at the special
meeting will deliver a clear message that
Allergan should engage with Valeant

V. CONCLUSION 47

Allergan Stockholders Deserve to be Heard
Valeant’s offer is $72 in cash and 0.83 of a Valeant share providing Allergan stockholders a compelling premium of approximately 50% to the unaffected stock price, an implied LTM
EBITDA multiple of approximately 23x
(1)
, and an implied P/E multiple of 31x 2014 earnings
(2)
Valeant’s offer is the result of meetings with and direct feedback from most of Allergan’s major institutional stockholders
Allergan’s board has refused any engagement with Valeant, has adopted and is enforcing its non-stockholder friendly structural defenses, as recognized by many institutional investors along with ISS and Glass Lewis, acting to limit its stockholders’ rights, and is taking a
“scorched earth” approach, attacking Valeant’s business model and business performance with false and misleading information, and in turn hurting both Valeant and Allergan stockholders.
We believe Allergan stockholders should have a voice on both eliminating the non-stockholder friendly structural defenses of Allergan, along with evaluation of the Valeant offer, and that there are significant risks and uncertainties associated with Allergan continuing to delay.
If stockholders request Special Meeting, Allergan should call it immediately, and not delay for
120 days.
We are Asking for Your Support in Calling a Special Meeting

Note
Based on Valeant share price of $121.71 as of close on 16 July 2014; Allergan unaffected share price of $116.63 as of 10 April 2014, the day before Pershing
Square crossed the 5% Schedule 13D ownership level
Capital IQ Thomson Estimates; FY2014 Allergan Median Consensus EPS estimate as at 16 July 2014
(1)
(2)

APPENDIX

Cathleen P. Black (70) Senior Advisor at RRE Ventures LLC
Senior Advisor at RRE Ventures LLC, an early stage venture capital firm, since 2011, and has served on the boards of two of
RRE Ventures LLC’s portfolio companies, Yieldbot Inc. and Bark & Co Inc. She is also a board member of PubMatic, Inc.
Previously served as President of Hearst Magazines and also served as a director of the Hearst Corporation from January
1996 until late 2010. Served as President of USA Today from October 1983 until June 1991 and was a board member of the parent company, Gannett Co.
Served as a director of Vibrant Media Inc., a global leader of in-content contextual technology, from October 2012 until 2013, served as an independent director of International Business Machines Corp. from 1995 until 2010, and served as a director of The Coca-Cola Company from 1992 until 2010
Proposed Director Slate (1/2)
Fredric N. Eshelman (65) Principal of Eshelman Ventures, LLC
Principal at Eshelman Ventures, LLC, which is a fund that invests primarily in early-stage healthcare
Served as Founding Chairman of Furiex Pharmaceuticals, Inc., a drug development company, from its founding in 2009 until the sale of the company to Forest Laboratories LLC in July 2014 for $1.5 billion. Founded Pharmaceutical Product
Development (PPD), an international contract research organization, and served as the CEO of PPD until 1989 and from
July 1990 until July 2009, Vice Chairman of its board of directors from July 1993 until July 2009, and Executive Chairman from July 2009 until its sale to private equity in 2011 for $3.9 billion. From 1989 until 1990, Dr. Eshelman was Senior Vice
President of Development at Glaxo, Inc. and served on the board of the U.S. subsidiary of Glaxo Holdings plc.
Currently serves as director on several private company boards. Served on the board of Princeton Pharma Holdings LLC from February 2008 until May 2010, when it was acquired by Valeant Pharmaceuticals International, Inc.
Betsy Atkins (61) Chief Executive Officer of Baja LLC
CEO of Baja LLC, an independent venture capital firm focused on technology, renewable sciences, and sciences, since 1994
Co-founded several successful high tech and consumer companies, including Ascend Communications, which was sold to Lucent Technologies in 1999 for $24 billion
Formerly CEO and Chairman of Clear Standards, an on-demand enterprise energy management sustainability software company, from 2008 to 2009, at which time it was acquired by SAP AG. Former Chairman of the Board of
Directors of Third Screen Media, a company that was eventually sold to AOL
Has served as a director of Polycom, Inc. since April 1999, Schneider Electric, SA since April 2011, HD Supply Holdings, Inc.
since September 2013, and Ciber Inc. since July 2014. Formerly served on the Boards of Directors of Human Genome
Sciences Inc., HealthSouth Corporation, Vonage Holdings Inc., Towers Watson & Co., Reynolds American Inc., SunPower
Corporation, and Chico’s FAS, Inc. Has agreed she will remain on only three other boards if elected to Allergan’s board

Managing Director of Shulman Ventures Inc., a private equity firm, and has been a strategic advisor to Water Street
Healthcare Partners, a health care private equity firm, since 2008
Served as Chairman of Health Management Associates Inc. from 2013 until January 2014, and served as Chairman and
CEO of Magellan Health Services, Inc. from 2003 until 2009
Founded and was Chairman and CEO at Internet Healthcare Group, LLC, a health care services and technology venture fund, from 1999 until 2003, and served as the Chairman, President and CEO of Prudential Healthcare, Inc. from 1997-1999
Has served as Chairman of CareCentrix, Inc. since 2008, Access MediQuip, LLC since 2009, and Accretive Health, Inc.
since 2014, and has served on numerous privately held company boards
Former President and CEO of the Graduate Management Admission Council, a not-for-profit association dedicated to creating access to graduate management and professional education, a position he held from 1995 until December 2013
Has served as a Director for CoreSite Realty Corporation since 2010 and Barnes & Noble, Inc. since 2010. Served as a
Director for Terra Industries, Inc. from 2009 until 2010 and Laureate Education, Inc. from 2002 until 2007.
Worked in various capacities for Ernst & Young LLP from 1978 until 1994. Also held faculty positions at Queen’s University from 1968 until 1970, the University of Illinois at Urbana Champaign from 1970 until 1972, the University of Texas from 1972 until 1978, and Harvard University’s Graduate School of Business from 1976 until 1977
Former Executive Chairman of Univar, Inc., a position he held from May 2012 until December 2012. Served as Director,
President and CEO of Univar, Inc. from 2009 to May 2012.
Served as Chairman and CEO of Allied Waste Industries, Inc. from 2005 until 2008, at which time Allied Waste Industries,
Inc. merged with Republic Services, Inc. Served as Executive VP of ARAMARK Corporation from 2000 until 2004
Has served as a Director of Veritiv Corporation since June 2014, Reynolds American Inc. since 2007 and Ecolab Inc. since
2006. Has also served as Director of Liberty Capital Partners, Investment Arm, a private equity and venture capital firm specializing in startups, early stage, growth equity, buyouts, and acquisitions, since June 2004
Proposed Director Slate (2/2)
Steven J. Shulman (63) Managing Director of Shulman Ventures, Inc.
David A. Wilson (73) Former President and CEO of the Graduate Management Admission Council
John J. Zillmer (58) Former President, CEO and Director of Univar, Inc.

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VALEANT
Pharmaceuticals International, Inc.

Valeant Corporate Governance (1/3)
Provision Valeant* Allergan
Stockholder Support Needed to Call a
Special Meeting
5% (BCBCA) 25% (Articles)
Amount of Time Board May Delay
Holding a Special Meeting After a
Request
4 months (BCBCA) 120 days (Bylaws)
Requirements for Stockholders to Call a
Special Meeting
Must satisfy the basic technical requirements of the
BCBCA (which include, among other things, a
requirement to state the business to be conducted and
obtaining the signature of all the requisitioning
shareholders)
Must provide detailed Special Meeting Request with
information on, among other things, the holder, its
holdings, and any “Disclosable Interest” (as defined in the
Bylaws) and a representation that the holder will hold its
shares through the date of the meeting (Bylaws)
Stockholder Action by Written Consent No specific requirements for requesting a record date,
66     % approval is required to pass any matter that would
normally require simple majority approval at a general
meeting, and unanimous written consent is required for all
other resolutions (BCBCA)
Permitted if 25% of holders request a record date (by
providing similar information required for the calling of a
special meeting by shareholders); the shareholder approval
necessary to act by written consent would be the same as
that required at a meeting of shareholders (Articles)
Stockholder Removal of Directors May be removed with 66     % approval (Articles and
consistent with BCBCA)
May be removed with or without cause by the affirmative
vote of the holders of a majority of the shares then entitled to vote at an election of directors (Articles)
Newly Created Directorships and
Vacancies
May be filled by a plurality of shareholders at the meeting
in which the director is removed or, if not filled by the
shareholders at such meeting, by the shareholders or the
remaining directors (BCBCA); directors may make
additional appointments of new directors, but additional
directors may not exceed one-third of the number of
directors elected at the last stockholder meeting (Articles)
May be filled solely by the affirmative vote of a majority
of the remaining directors (Articles); however, the DGCL
also provides that, if the directors then in office constitute less than a majority of the whole Allergan Board, then,
upon application by at least 10% of the outstanding shares,
the Delaware Court of Chancery may order a stockholder
election of directors
Director Nominations Advance notice requirement, approved by ISS Canada, for director nominations whereby shareholders seeking to
nominate candidates must provide timely notice in writing
in accordance with the terms of such provision (Articles)
Advanced notice requirement for director nominations at
annual meetings whereby stockholders seeking to
nominate candidates must provide notice, subject to certain
exceptions, not more than 60 days and not less than 30
days prior to an annual meeting; requirement to provide
certain information on the director nominee and the
nominating shareholder (including on stock ownership and
any Disclosable Interest) (Articles and Bylaws)
*
The Valeant Articles were reviewed by ISS Canada in 2013 in connection with Valeant’s continuation as a corporation under the BCBCA.  ISS Canada recommended approval of the Articles.

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VALEANT
Pharmaceuticals International, Inc.

Valeant Corporate Governance (2/3)
Provision Valeant* Allergan
Interested Stockholder Provision
MI 61-101 Protection of Minority Security
Holders in Special Transactions (a rule of
the Ontario Securities Commission and the
Autorité des marchés financiers in Québec)
requires, in the context of certain
transactions with interested parties (which
would include a merger with a 10%
shareholder) and subject to certain
exceptions, disinterested shareholder
approval of the transaction by a simple
majority of the disinterested votes cast, a
formal valuation and enhanced disclosure
If a merger with an interested stockholder (5% or more
holder) is not approved by a majority of independent
directors, the merger requires the approval of a majority of stockholders other than the interested stockholder (Articles);
Section 203 of the DGCL also prevents an interested
stockholder (15% or more) from engaging in a “business
combination” for three years following the date that person
became an interested stockholder, unless (1) the board
approves the transaction in which the interested person
became an interested person or the business combination,
(2) upon consummation of the transaction which resulted in
the interested stockholder becoming an interested
stockholder, the interested stockholder owned at least 85%
of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares owned
by officers, directors or employees) or (3) following the
transaction in which such person became an interested
stockholder, the business combination is approved by the
board of directors of the corporation and authorized at a
meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the
corporation not owned by the interested stockholder.
Poison Pill None. If adopted, not an effective long term
structural defense as Canadian securities
regulators typically cease trade pills in 100
days or less (generally within 50-75 days) to
enable bidder take-up, which eliminates the
proponent’s need to requisition a meeting to
complete a change of control transaction in
spite of a board’s opposition
Adopted April 22, 2014
*
The Valeant Articles were reviewed by ISS Canada in 2013 in connection with Valeant’s continuation as a corporation under the BCBCA.  ISS Canada recommended approval of the Articles.

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VALEANT
Pharmaceuticals International, Inc.

Valeant Corporate Governance (3/3)
Provision Valeant* Allergan
Consideration of Other
Constituencies
The BCBCA requires that directors and
officers of Valeant act in the best interests
of the corporation
Board and each individual director may consider the interests of the employees, distributors, customers, suppliers and/or
creditors of Allergan and its subsidiaries and the
communities in which Allergan and its subsidiaries own or
lease property or conduct business (Articles)
Amendments to Constating
Documents
66     % approval is required to amend
Valeant’s Articles (no bylaws) (BCBCA)
Allergan Board is expressly authorized to amend the Bylaws
(Articles)
*
The Valeant Articles were reviewed by ISS Canada in 2013 in connection with Valeant’s continuation as a corporation under the BCBCA.  ISS Canada recommended approval of the Articles.

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